December 15, 2015

Via EDGAR

Mr. Gary Todd
Senior Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:    Briggs & Stratton Corporation
Form 10-K for Fiscal Year Ended June 28, 2015
Filed August 21, 2015
Form 8-K dated October 29, 2015
File No. 001-01370

Dear Mr. Todd:

This letter is in response to your letter of November 25, 2015, commenting on Briggs & Stratton Corporation’s (the “Company”) Form 10-K for the year ended June 28, 2015, and our Form 8-K dated October 29, 2015. We have repeated the comments from your letter below, followed by our responses.

Form 10-K for Fiscal Year Ended June 28, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2015 Compared to Fiscal 2014, pages 18 and 19

1. We see that you present nonGAAP financial measures and related reconciliations in a form similar to a statement of operations. Please tell us how your presentation considers the guidance set forth in Question 102.10 of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. This comment also applies to your Form 10-Q for the quarter ended September 27, 2015 and Form 8-K dated October 29, 2015.

Within the reconciliation, the Company considered the guidance set forth in Question 102.10 of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures by differentiating the presentation of the reconciliation from the Company’s statement of operations; specifically, the Company excluded certain line items included in the statement of operations such as Cost of Goods Sold and Restructuring Charges related to manufacturing activities. The reconciliation also added other line items that are not included within the statement of operations like Equity in Earnings of Unconsolidated Affiliates and Segment Income (Loss). The Company further differentiated its reconciliation from the statement of operations by presenting certain line items in greater detail, for example by segment, rather than on a consolidated basis, as well as by including a reconciliation from segment income (loss) to income (loss) from operations.

In addition, the Company included certain disclosures within its filings stating why non-GAAP measures are presented and that non-GAAP financial information is not a substitute for GAAP financial information. The following specific disclosures were included:

Within Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company’s Form 10-K for the fiscal year ended June 28, 2015 and the Form 10-Q for the quarter ended September 27, 2015, the Company’s reconciliation included the following footnote:

Adjusted financial results are non-GAAP financial measures. The Company believes this information is meaningful to investors as it isolates the impact that restructuring charges, goodwill and tradename impairments, and litigation settlements have on reported financial results and facilitates comparisons between peer companies. The Company may utilize non-GAAP financial measures as a guide in the forecasting, budgeting, and long-term planning process. While the Company believes that adjusted financial results are useful supplemental information, such adjusted financial results are not intended to replace our GAAP financial results and should be read in conjunction with those GAAP results.

Likewise, the Company’s earnings release for the quarter ended September 27, 2015 included a disclosure that preceded the reconciliation which states:

Briggs & Stratton prepares its financial statements using Generally Accepted Accounting Principles (GAAP). When a company discloses material information containing non-GAAP financial measures, SEC regulations require that the disclosure includes a presentation of the most directly comparable GAAP measure and a reconciliation of the GAAP and non-GAAP financial measures. Management’s inclusion of non-GAAP financial measures in this release is intended to supplement, not replace, the presentation of the financial results in accordance with GAAP. Briggs & Stratton Corporation management believes that these non-GAAP financial measures, when considered together with the GAAP financial measures, provide information that is useful to investors in understanding period-over-period operating results separate and apart from items that may, or could, have a disproportionately positive or negative impact on results in any particular period. Management also believes that these non-GAAP financial measures enhance the ability of investors to analyze our business trends and to understand our performance. In addition, we may utilize non-GAAP financial measures as a guide in our forecasting, budgeting and long-term planning process. Non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures presented in accordance with GAAP. The following table is a reconciliation of the non-GAAP financial measures:

After additional review and consideration, the Company will revise its presentation in future filings, as well as earnings releases, to further differentiate its disclosure from the statement of operations by removing certain line items that are not impacted by adjustments. An example of our future presentation is provided below using amounts from our Form 10-Q for the quarter ended September 27, 2015:

	Three Months Ended September
	FY2016 Reported	Adjustments(1)	FY2016 Adjusted	FY2015 Reported	Adjustments(1)	FY2015 Adjusted
Gross Profit:
Engines	$23,777	$464	$24,241	$27,800	$—	$27,800
Products	27,143	2,245	29,388	19,384	8,018	27,402
Inter-Segment Eliminations	(1,208)	—	(1,208)	137	—	137
Total	$49,712	$2,709	$52,421	$47,321	$8,018	$55,339

Segment Income (Loss) (2):
Engines	$(20,754)	$2,204	$(18,550)	$(13,677)	$—	$(13,677)
Products	62	2,295	2,357	(8,291)	9,151	860
Inter-Segment Eliminations	(1,208)	—	(1,208)	137	—	137
Total	$(21,900)	$4,499	$(17,401)	$(21,831)	$9,151	$(12,680)

Reconciliation from Segment Income (Loss) to Income (Loss) from Operations:
Equity in Earnings of Unconsolidated Affiliates	1,436	—	1,436	1,887	—	1,887
Income (Loss) from Operations	$(23,336)	$4,499	$(18,837)	$(23,718)	$9,151	$(14,567)

Income (Loss) before Income Taxes	$(26,417)	$4,499	$(21,918)	$(25,863)	$9,151	$(16,712)

Net Income (Loss)	$(18,171)	$2,971	$(15,200)	$(15,279)	$5,948	$(9,331)

Earnings (Loss) Per Share
Basic	$(0.42)	$0.07	$(0.35)	$(0.34)	$0.13	$(0.21)
Diluted	(0.42)	0.07	(0.35)	(0.34)	0.13	(0.21)
(1) For the first quarter of fiscal 2016, includes pre-tax restructuring charges of $3,373 ($2,239 after tax), pre-tax acquisition-related charges of $276 ($179 after tax), and certain pre-tax litigation charges of $850 ($553 after tax). For the first quarter of fiscal 2015, includes pre-tax restructuring charges of $7,801 ($5,071 after tax) and pre-tax acquisition-related charges of $1,350 ($877 after tax).
(2) The company defines segment income (loss) as income (loss) from operations plus equity in earnings of unconsolidated affiliates.

Item 8. Consolidated Financial Statements

Note 2. Retirement Plans, page 42

2. We see that your accounting policy in Note 2 references Note 17; however, it is unclear how that footnote provides all significant accounting policy disclosure for your defined benefit plans. For example, in light of the significance of losses included in accumulated other comprehensive income (loss) on page 45 please clarify your accounting policy for amortization of defined benefit plan gains and losses.

Within Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company’s Form 10-K for the fiscal year ended June 28, 2015, the Company’s Critical Accounting Policies include disclosures related to its pension and other postretirement plans, including significant judgments and estimates using actuarial assumptions. After additional review and consideration, the Company will expand its accounting policy disclosures into Item 8: Notes to the Consolidated Financial Statements of future filings to include, as an example, the following significant accounting policy disclosures:

The pension benefit obligation and related pension expense or income are impacted by certain actuarial assumptions, including the discount rate, mortality tables, and the expected rate of return on plan assets. The discount rate is selected using a methodology that matches plan cash flows with a selection of Standard and Poor’s AA or higher rated bonds, resulting in a discount rate that is consistent with a bond yield curve with comparable cash flows. In estimating the expected return on plan assets, the Company considers the historical returns on plan assets, adjusted for forward looking considerations, including inflation assumptions and active management of the plan’s invested assets. These rates are evaluated on an annual basis considering such factors as market interest rates and historical asset performance.

The Company recognizes the funded status of its pension plan in the Consolidated Balance Sheet. The funded status is the difference between the projected benefit obligation and the fair value of its plan assets. The projected benefit obligation is the actuarial present value of all benefits expected to be earned by the employees’ service adjusted for future potential wage increases. Pension plan liabilities are revalued annually, or when an event occurs that requires remeasurement, based on updated assumptions and information about the individuals covered by the plan.

For pension and other postretirement plans, accumulated actuarial gains and losses in excess of a 10 percent corridor are amortized on a straight-line basis from the date recognized over the average remaining life expectancy of all participants. Any prior service costs are amortized on a straight-line basis over the average remaining service of impacted employees at the time the unrecognized prior service cost was established. Approximately half of the costs related to defined pension benefit and other postretirement plans are included in cost of sales; the remainder is included in selling, general and administrative expenses.

Note 17. Retirement Plan and Other Postretirement Benefits, page 66

3. Please tell us why the actual return on pension plan assets of $3.3 million in fiscal 2015 was significantly lower than the expected return of $74.6 million.

The Company’s expected return assumption on pension plan assets of $74.6 million was based on an expected long-term rate of return assumption of 8.0%. As disclosed in the Company’s Form 10-K within the disclosure of the Company’s Critical Accounting Policies in Item 7 and in Footnote 17 of Item 8, the plan’s expected return on plan assets is based on management’s and the Investment Committee’s expectations of long-term average rates of return to be achieved by the plan’s investments. In estimating the expected return on plan assets, the Company considers the historical returns on plan assets, adjusted for forward looking considerations, including inflation assumptions and active management of the plan’s invested assets, which has resulted in the plan’s historical investment performance being in the top decile compared to other plans.

The Company’s actual return on plan assets was $3.3 million during fiscal 2015, or less than 1%. Actual returns for fiscal 2015 varied from the long-term rate of return assumption due to market movements in the short term. In fiscal 2015, all asset classes, which consist of domestic equities, international equities, alternative and absolute return, fixed income, and cash equivalents, performed below the expected long-term rate of return assumption of 8.0%. The Company expects the rate of return to be consistent with its stated assumption over the longer term period in which benefits are paid. For example, during the last three fiscal years actual returns are comparable to expected returns as indicated below (in millions):

Fiscal Year	Expected Return	Actual Return

2015	$74,638	$3,317
2014	74,152	153,306
2013	75,832	68,296
Total	$224,622	$224,919

4. Tell us whether the adoption of revised mortality tables as referred to in your first quarter earnings call had a material impact on your benefit obligation, including your consideration of the disclosure requirement from FASB ASC 715-20-50-1r.

The Company considered the effect of the new mortality table guidance issued by the Society of Actuaries in October 2014, along with other available information on mortality improvement and industry specific mortality studies, to select its assumptions for measurement of the plans’ benefit obligations at June 28, 2015. The impact of the adoption of the revised mortality table on the pension benefit obligation was an increase of $52.5 million, or less than 5% of the Company’s overall pension benefit obligation. The Company considered the increase of the pension benefit obligation due to the revised mortality table to be insignificant to the overall pension benefit obligation for purposes of disclosure under ASC 715.

Form 8-K Dated October 29, 2015 Exhibit 99.1

5. With respect to the disclosures of the non-GAAP measures of adjusted net loss and adjusted diluted loss per share in the highlights and in the consolidated results on page 1, tell us how you have presented the most directly comparable measures calculated according to GAAP with equal or greater prominence. Refer to the guidance from Item 10(e)(1)(i)(A) of Regulation S-K.

In response to the Staff’s comment, in accordance with Item 10(e) of Regulation S-K, the Company will revise its future earnings releases to present the most directly comparable GAAP measure with equal or greater prominence than the non-GAAP financial measure.

An example of the Company’s future presentation is provided below using amounts from the quarter ended September 27, 2015 (changes are underlined):
Highlights:

•	First quarter fiscal 2016 consolidated net sales were $289 million, a decrease of $3 million or 1.1% compared to the prior year. Net sales increased $8 million or 2.6% before currency impacts

•
First quarter fiscal 2016 consolidated adjusted net loss was $15.2 million compared to the adjusted net loss of $9.3 million in the first quarter of fiscal 2015. First quarter fiscal 2016 consolidated net loss was $18.2 million compared to a net loss of $15.3 million in the first quarter of fiscal 2015.

•
First quarter fiscal 2016 adjusted diluted loss per share was $0.35, compared to the adjusted diluted loss per share of $0.21 last year. First quarter fiscal 2016 diluted loss per share was $0.42, compared to the diluted loss per share of $0.34 last year

Consolidated net sales for the first quarter of fiscal 2016 were $289 million, a decrease of $3 million or 1.1% from the first quarter of fiscal 2015. Net sales decreased during the quarter primarily due to an unfavorable foreign currency impact, net of price increases, of

$10.8 million, predominantly related to the weakening of the Euro, Australian Dollar, and Brazilian Real. Excluding currency impacts, net sales increased by $8 million. The increase was driven by the results of acquisitions completed during fiscal 2015, higher shipments of small engines used on walk mowers and increased sales of commercial lawn and garden equipment. The first quarter fiscal 2016 consolidated net loss and diluted loss per share were $18.2 million and $0.42, respectively, compared to a net loss of $15.3 million and a diluted loss per share of $0.34 in the first quarter of fiscal 2015. The first quarter of fiscal 2016 adjusted consolidated net loss was $15.2 million or $0.35 per diluted share. The first quarter of fiscal 2015 adjusted consolidated net loss was $9.3 million or $0.21 per diluted share. Unfavorable foreign currencies in the first quarter of fiscal 2016 had an unfavorable impact on net income of approximately $1.2 million or $0.03 per diluted share. Lower production in the first quarter of fiscal 2016, as anticipated due to last year’s pre-production of inventory to support the McDonough plant closure, also had an unfavorable impact on net loss compared to last year.

* * * * *

In addition to our responses above, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any further comments or questions regarding this response, please contact the undersigned at 414.479.8019 or schwertfeger.mark@basco.com. Thank you for your attention to this matter.

Very truly yours,

BRIGGS & STRATTON CORPORATION

/s/ Mark A. Schwertfeger
Mark A. Schwertfeger
Senior Vice President & Chief Financial Officer